Exhibit 99.5

Chapter E:

Quarterly report on the effectiveness of internal control over financial reporting and disclosure for the period ended
March 31, 2018

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1.	Report of internal control over financial reporting and disclosure:

Quarterly report on the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C(a) of the Periodic and Immediate Reports Regulations, 1970:

Management, under the supervision of the Board of Directors of “Bezeq” The Israel Telecommunication Corp Limited, (“the Company”), is responsible for establishing and maintaining appropriate internal control over financial reporting and disclosure in the Company.

For this matter, the members of Management are:

1.	Stella Handler, CEO1;

2.	Yaacov Paz, VP Business Division;

3.	Ehud Mezuman, VP Human Resources Division;

4.	Eyal Kamil, VP Operations and Logistics Division;

5.	Itamar Harel, VP Private Division;

6.	Amir Nachlieli, Legal Counsel;

7.	Guy Hadass, VP Corporate Communications;

8.	Gil Rosen, VP Marketing & Innovation Division;

9.	Yali Rothenberg, CFO Bezeq Group;

10.	Yaacov Zano, VP IT and Network Division;

11.	Sharon Fleischer Ben-Yehuda, VP Regulation;

In addition to the said members of Management, the following serve in the Group’s headquarters:

1.	Yehuda Porat, Head of Security Unit;

2.	Lior Segal, Internal Auditor;

3.	Amikam Shorer, Group Chief Strategy and Corporate Development Officer[2];

4.	Shelly Bainhoren, Group Corporate Secretary and Internal Compliance Officer;

Internal control over financial reporting and disclosure includes controls and procedures in the Company, which were planned by the CEO and the most senior financial officer, or under their supervision, or by whoever fulfills those functions in practice, under the supervision of the Board of Directors of the Company, and were designed to provide reasonable assurance as to the reliability of the financial reporting and the preparation of the reports in accordance with the provisions of the law, and to ensure that information that the Company is required to disclose in the reports it publishes in accordance with the provisions of the law is collected, processed, summarized and reported on the date and in the format laid down in law.

Internal control includes controls and procedures planned to ensure that the information that the Company is required to disclose as aforesaid, is accumulated and forwarded to the Management of the Company, including to the CEO and the most senior financial officer or to whoever fulfills those functions in practice, in order to enable decisions to be made at the appropriate time in relation to the disclosure requirements.

[1]	Expected to end her tenure on July 1, 2018.
[2]	Expected to end his tenure on July 30, 2018.

Due to its structural limitations, the internal control over financial reporting and disclosure is not intended to provide absolute assurance that misstatement or omission of information from the reports will be prevented or will be detected.

In the annual report on the effectiveness of the internal controls over financial reporting and disclosure that was attached to the Periodic Report for the period ended December 31, 2017 (“the Last Annual Report on Internal Control”), the Board and Management assessed the internal control in the Company.

Based upon this assessment, the Board and Management of the Company reached the conclusion that the said internal control over financial reporting and disclosure as of December 31, 2017 was ineffective on account of several significant deficiencies identified in the entity level controls, and which in the opinion of Management and the Board cumulatively represent a material weakness, as detailed below.

Up until the reporting date no event or matter was brought to the attention of the Board and Management that would change the assessment of the effectiveness of the internal control, as reported in the Last Annual Report on Internal Control;

At the reporting date, based upon the assessment of the effectiveness of the internal control in the Last Annual Report on Internal Control, there is a material weakness, and accordingly the internal control is ineffective.

Below are details of the material weakness in the internal control3:

An Investigation of the Israel Securities Authority is being conducted against the Company and DBS. The Investigation involved the questioning of the Chairman of the Company’s Board of Directors (at that time), the CEO of the Company, the CEO and CFO of DBS, and other senior officers and additional senior employees in the Bezeq Group. On November 6, 2017, the Israel Securities Authority published a press release regarding the conclusion of the Investigation and transfer of the Investigation file to the Tel-Aviv District Attorney’s Office (Taxation and Economics). According to the press release, the Israel Securities Authority concluded that there is prima facie evidence establishing the involvement of the main suspects in the case in offenses of fraudulent receipt of funds, leaking material from the Independent Committee to the controlling shareholder and his relatives concerning transactions with interested parties, and promoting the Company’s interests at the Ministry of Communications in violation of the Penal Code and the Securities Law.

On February 18, 2018, a new joint investigation was opened by the Israel Securities Authority and the Israel Police against several of the Company’s senior officers. To the best of the Company’s knowledge, these officers are suspected, together with others, of offenses of fraud, administrative offenses, obstruction of justice, bribery, offenses under the Israel Securities Law, deception and breach of trust in a company, and some also of offenses under the Prohibition of Money Laundering Law.

For further details on these matters see section 1.1.6 of the Chapter, Description of Company Operations in the 2017 Periodic Report and the Company’s Immediate Reports referred to in that section.

[3]	Disclosure concerning material weakness was provided by the Company for the first time in the Last Annual Report on Internal Control published on March 29, 2018.

The Company does not have complete information about the Investigations, their content, nor the material and evidence in the possession of the statutory authorities on this matter. Furthermore, in view of the provisions of Israeli law and concern of obstructing the investigation proceedings, at this stage the Company must refrain from conducting any examinations relating to matters that arose in the course of those investigations. This limits the Company’s ability to operate, including in connection with performing audit activity and reviews for the purpose of publishing the Company’s reports. Accordingly, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and its officers, on the assessment of the internal controls of the Company, on the financial statements and on the estimates used in the preparation of these financial statements, if any. Similarly, it is not possible to determine, in respect of matters related to these Investigations, whether all significant deficiencies and material weaknesses have been identified and assessed as part of the assessment of the internal control over financial reporting and disclosure.

Without derogating from the foregoing, a number of significant deficiencies identified in the assessment of the effectiveness of internal control over financial reporting and disclosure are deficiencies arising from or impacted by the Investigations as stated above. Among them, during the period of the Investigations as stated, conditions were set for release under restrictions of some of those under investigation serving in key positions in the Company and DBS, which led to the extended absence of some of those under investigation, thereby constraining the Company and Group companies in their operations. As a result, and due to the large number of meetings of the Board and their committees in the Company and DBS in the period from the opening of the Investigation, there were also delays in preparation of the minutes of a significant number of meetings of the Board and their committees in these companies in 2017. In addition, there were indications of procedural deficiencies in respect of the work of the Independent Committee of the Board of Directors related to the engagements that, to the best of the Company’s knowledge, are under investigation.

Moreover, it was found that a limited number of employees who took part in the change management control process in one of the Company’s IT systems acted in an improper manner in contravention of the Company’s procedures. In addition, suspicion arose, as part of the Company’s internal review concerning the period after November 1, 2017, that the Company’s Corporate Secretary (at that time) listened in on discussions to which she was prohibited from being privy to.

In addition, in some of the Group companies, a lack of procedures and a need to update certain procedures were found.

Management and the Board are implementing various actions, under the constraints arising from the Investigations, with assistance from outside professional consultants, to act to correct the material weakness and in order to deepen the correctness of the Company’s control process and to ensure that despite there being a material weakness in the internal control, the reports are prepared in compliance with the law. All this is in addition to the various developments that have occurred in the Company from the start of the Investigations, all as detailed below.

Actions carried out by the Company and developments that occurred until reporting date of the Company’s 2017 Periodic Report:

1.	The Company has retained the services of professional accounting support to assist in the process of preparing the financial statements of DBS for 2017. These services were received by the reporting date. Similarly, as part of the preparation of the 2017 Periodic Report, the Company and DBS have added supplementary procedures on specific subjects in order to enhance the internal control over financial reporting and disclosure on those subjects.

2.	In the period following the opening of the Investigation and until the reporting date, there were changes in the composition of the Company’s Board of Directors and Management, and, among other things, director David Granot was appointed Interim Chairman of the Board by the Company’s Board; directors Shaul Elovitch and Or Elovitch (who have been investigated as part of the Investigations) resigned their positions and in their place two new directors were appointed by the Company’s Board; Mr. Yaacov Paz, Vice President of the Business Division, was appointed temporarily as the Company’s Interim CEO.

3.	On March 18, 2018 the Company’s CEO announced her resignation as of July 1, 2018.

4.	The employees who took part in the change management control process in one of the Company’s IT systems and who acted in an improper manner in contravention of the Company’s procedures, have been moved to other positions that are not involved in the financial reporting and disclosure process, and supplementary procedures have been implemented in respect of those employees. In addition, the former Corporate Secretary has been transferred to another position that is not one of an officer (and later ended her employment in the Company).

5.	Bezeq Group has started to implement a special review of the issues of corporate governance led by the Company’s Internal Auditor and supported by outside consultants. The work includes deeper reviews on the issues of risk management, compliance, enforcement and internal control. The review is expected to be completed by the middle of 2018.

6.	Similarly, the Company carried out a special review of the appropriateness of the Company’s control processes. The review was carried out by outside consultants, led by the Company’s Internal Auditor and under the supervision of a special, independent committee from among the Company’s Board members. The review was completed by the reporting date, however, it was limited in scope and did not include factual reviews in respect of matters raised in the Investigations. Further to this review, the special committee approved various changes to the control processes and the work within the Company, which are expected to be completed by the end of 2018.

7.	Completion of the preparation of minutes of Board meetings and those of its committees of the Company and DBS has commenced. The process is expected to be completed by September 30, 2018.

8.	The Group companies will work throughout 2018 to complete the missing procedures and to update procedures as required.

9.	Once the constraints on carrying out reviews and controls related to issues that arose in the Investigations are lifted, the review of all matters related to subjects that arose during those Investigations will be completed as required.

Additional actions taken by the Company and developments that occurred after the reporting date of the Company’s 2017 Periodic Report until this reporting date:

1.	During the process to identify and appoint candidates to the Company’s Board of Directors, which was carried out with the support of a specialist company in the field, on April 26, 2018 the Annual General Meeting of the Company’s shareholders elected a new composition of the Board including 2 new external directors (in addition to the three external directors serving in the Company), 2 independent directors and 6 directors who are not necessarily independent directors (including one director from among the employees), so that at reporting date there are 13 directors serving. Similarly, on April 30, 2018 the Company’s Board decided to elect Mr. Shlomo Rodav as Chairman of the Company’s Board of Directors.

Further to this, new appointments were made of directors to the Company’s board committees and to the boards of the subsidiaries.

2.	On April 30, 2018 the Group Chief Strategy and Corporate Development Officer announced his resignation, effective from July 30, 2018.

3.	Further to the Company’s decision to carry out a review of the effectiveness of the Board’s work and a review of the Board’s working procedures, the work has commenced and is being led by the Company’s Internal Auditor, some with the assistance of professional consultants. The review is expected to be completed by the end of 2018.

2.	Declaration of Executives:

A.	Declaration of the CEO in accordance with Regulation 38C(d)(1) of the Securities Regulations (Periodic and Immediate Reports), 1970[4]:

I, Stella Handler, declare that:

1.	I have reviewed the quarterly report of “Bezeq” The Israel Telecommunication Corp Limited, (“the Company”) for the first quarter of 2018 (“the Reports”).

2.	To the best of my knowledge, the reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the reporting period.

3.	To the best of my knowledge, the financial statements and other financial information in the Reports fairly present in all material respects, the financial condition, results of operations and cash flows of the Company as of the dates and for the periods presented in the Reports.

4.	I have disclosed to the auditor of the Company, to the Board of Directors, to the Audit and the Financial Statements Committees of the Board of Directors of the Company, based on my most recent evaluation of internal control over financial reporting and disclosure:

A.	All the significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting and disclosure which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law;

B.	Any fraud, whether or not material, that involves the CEO or anyone directly subordinate to the CEO, or which involve other employees who have a significant role in the Company’s internal control over financial reporting and disclosure

5.	I, alone or together with others in the Company:

A.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Israel Securities Regulations (Annual Financial Statements), 2010 is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports

B.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles

C.	No event or matter that occurred in the period between the date of the last report (quarterly or periodic, as applicable) and this reporting date was reported to me that would change the conclusions of the Board and Management concerning the effectiveness of internal controls over the Company’s financial reporting and disclosure.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else in law.

Date: May 23, 2018

Stella Handler, CEO;

[4]	This declaration is subject to the limitations arising from the Investigations, as stated in the preamble to this Chapter in the Company’s 2017 Periodic Report.

B.	Declaration of the CFO of the Company and the Group in accordance with Regulation 38C(d)(2) of the Securities Regulations (Periodic and Immediate Reports), 1970[5]:

I, Yali Rothenberg, declare that:

1.	I have reviewed the interim financial statements and other financial information included in the reports for the interim period of “Bezeq” The Israel Telecommunication Corp Limited, (“the Company”) for the first quarter of 2018 (“the Reports” or “the Reports for the Interim Period”).

2.	To the best of my knowledge, the interim financial statements and other financial information included in the Reports for the Interim Period do not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

3.	To the best of my knowledge, the interim financial statements and other financial information in the Reports for the Interim Period fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company as of, and for, the dates and periods presented in the Reports:

4.	I have disclosed the following to the auditor of the Company, to the Company’s Board of Directors, to the Audit and the Financial Statements Committees of the Board of Directors of the Company, based on my most recent evaluation of the internal control over financial reporting and disclosure:

A.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as they refer to the interim financial statements and other financial information included in the Reports for the Interim Period, which are reasonably likely to adversely affect the Company’s ability to record, process, summarize or report financial information in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law; and -

B.	Any fraud, whether or not material, that involves the CEO or anyone directly subordinate to the CEO, or which involve other employees who have a significant role in the Company’s internal control over financial reporting and disclosure.

5.	I, alone or together with others in the Company:

A.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under our supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Israel Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports; and -

B.	Established controls and procedures or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles;

C.	No event or matter that occurred in the period between the date of the last report (quarterly or periodic, as applicable) and this reporting date was reported to me in respect of the interim financial statements and to any other financial information included the Reports for the Interim Period, that would change in my opinion the conclusions of the Board and Management concerning the effectiveness of the internal control over the Company’s financial reporting and disclosure.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else in law.

Date: May 23, 2018

Yali Rothenberg, CFO Bezeq Group

[5]	This declaration is subject to the limitations arising from the Investigations, as stated in the preamble to this Chapter in the Company’s 2017 Periodic Report.